UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Present at the Oppenheimer 14th Annual Technology Conference in Boston on August 9, 2011”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2011	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments to Present at the Oppenheimer 14th
Annual Technology Conference in Boston on August 9, 2011

Company presentation will be at 4:35pm

REHOVOT, Israel, July 28, 2011 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its President and CEO, Mr. Gabi Seligsohn and Chief Financial Officer, Mr. Dror David, will both be present at the Oppenheimer 14th Annual Technology Conference.

The conference will be taking place at the Four Seasons Hotel in Boston. Mr. Seligsohn, Nova’s President and CEO, is scheduled to present in the Winthrop Room at 4:35pm Eastern Time on Tuesday, August 9, 2011. The conference will be simultaneously webcast, and can be accessible from a link on Nova’s website.

At the conference there will be an opportunity for investors to meet one-on-one with management. Interested investors should contact the conference organizers or the Investor Relations team at Nova.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.